August 14, 2025

Benjamin Bin Zhai
Chief Executive Officer
NWTN, Inc.
Office 114-117, Floor 1, Building A1
Dubai Digital Park, Dubai Silicon Oasis
Dubai, UAE

       Re: NWTN, Inc.
           Draft Registration Statement on Form F-1
           Submitted on August 8, 2025
           CIK 0001932737
Dear Benjamin Bin Zhai:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Peter Pang